Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer

Endeavour Silver Corp. (the "Company" or "Endeavour")

Suite 1130 - 609 Granville Street

Vancouver, British Columbia

V7Y 1G5

Item 2. Date of Material Change

August 15, 2026

Item 3. News Release

The news release describing the material change was disseminated by the Company August 16, 2026, through GlobeNewswire and a copy was subsequently filed on SEDAR+.

Item 4. Summary of Material Change

The Company announced that operations at its Terronera mine in Jalisco, Mexico, have been temporarily suspended since August 12th as a result of an illegal blockade by members of the nearby Ejido community.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that operations at its Terronera mine in Jalisco, Mexico, have been temporarily suspended since August 12th as a result of an illegal blockade by members of the nearby Ejido community regarding their concerns over road maintenance, assistance with medical services and communications, control and access to water supply and increased financial assistance.

As of the date of the news release, the blockade remained peaceful, orderly and respectful, and the site remained staffed with a reduced workforce to support safety and security protocols and continued to be accessible for maintenance activities.

The Company also announced that it was continuing active discussions with Ejido community leaders to resolve the matter and resume full operations as soon as possible. The Company noted that it has the ability to pursue legal action and will exercise all available legal remedies if the matter is prolonged.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Elizabeth Senez

Chief Financial Officer

Tel: 236-558-7168

Item 9. Date of Report

August 18, 2026